

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2017

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2017 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2017 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2017

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0918_AUDM0008_02_1	18-Jul-17	9-Mar-22	AUD200mn 5.00% Notes	AUD	200,000,000.00
1178_AUDM0021_03_1	18-Jul-17	10-Sep-27	AUD100mn 3.40% Notes	AUD	100,000,000.00
1180_AUDM0022_01_1	26-Jul-17	23-Mar-32	AUD60mn 3.80% Notes	AUD	60,000,000.00
1178_AUDM0021_04_1	13-Sep-17	10-Sep-27	AUD100mn 3.40% Notes	AUD	100,000,000.00
			AUD TOTAL		**460,000,000.00**
1202_GMTN0931_00_2	18-Jul-17	18-Jul-57	EUR10mn Zero Coupon Callable Notes	EUR	10,000,000.00
			EUR TOTAL		**10,000,000.00**
1201_GMTN0929_00_1	6-Jul-17	20-Dec-22	INR14bn 5.90% Notes payable in USD	INR	14,000,000,000.00
1192_GMTN0922_01_1	1-Sep-17	24-Feb-21	INR2bn 6.00% Notes payable in USD	INR	2,000,000,000.00
			INR TOTAL		**16,000,000,000.00**
1203_GMTN0932_00_2	27-Jul-17	27-Jul-20	MXN682mn 5.30% Notes	MXN	682,000,000.00
1210_GMTN0939_00_2	29-Aug-17	28-Aug-20	MXN552mn 5.40% Notes	MXN	552,000,000.00
			MXN TOTAL		**1,234,000,000.00**
1193_NZDM0007_01_1	28-Jul-17	30-May-24	NZD350mn 3.50% Notes	NZD	350,000,000.00
1193_NZDM0007_02_1	29-Aug-17	30-May-24	NZD100mn 3.50% Notes	NZD	100,000,000.00
			NZD TOTAL		**450,000,000.00**
1204_GMTN0933_00_2	27-Jul-17	27-Jul-20	RUB309mn 5.90% Notes	RUB	309,000,000.00
			RUB TOTAL		**309,000,000.00**
1214_GMTN0943_00_2	27-Sep-17	27-Sep-37	SEK240mn 2.00% Notes	SEK	240,000,000.00
			SEK TOTAL		**240,000,000.00**
1205_GMTN0934_00_2	16-Aug-17	13-Feb-20	TRY132.17mn 9.78% Notes	TRY	132,170,000.00
1213_GMTN0942_00_1	21-Sep-17	21-Sep-20	TRY100mn Zero Coupon Deep Discount Notes	TRY	100,000,000.00
			TRY TOTAL		**232,170,000.00**
1199_GMTN0928_00_2	7-Jul-17	7-Jul-47	USD20mn Zero Coupon Callable Notes	USD	20,000,000.00
1200_GMTN0930_00_2	10-Jul-17	10-Jul-37	USD50mn Zero Coupon Callable Notes	USD	50,000,000.00
1206_GMTN0935_00_1	10-Aug-17	10-Aug-22	USD750mn 1.875% Global Notes	USD	750,000,000.00
1207_GMTN0936_00_1	10-Aug-17	10-Aug-27	USD500mn 2.375% Global Notes	USD	500,000,000.00
1133_GMTN0867_02_1	16-Aug-17	16-Jun-21	USD150mn Floating Rate Notes	USD	150,000,000.00
1208_GMTN0937_00_2	30-Aug-17	1-Mar-19	USD8.597mn 1.4334% Notes	USD	8,597,000.00
1209_GMTN0938_00_2	30-Aug-17	1-Mar-22	USD92.021mn 1.8843% Notes	USD	92,021,000.00
1212_GMTN0941_00_1	13-Sep-17	13-Sep-22	USD4bn 1.75% Global Notes	USD	4,000,000,000.00
1163_GMTN0896_01_1	22-Sep-17	12-Jan-27	USD100mn 2.625% Global Notes	USD	100,000,000.00
1111_GMTN0847_01_1	27-Sep-17	16-Mar-21	USD100mn 1.625% Global Notes	USD	100,000,000.00
			USD TOTAL		**5,770,618,000.00**
1211_GMTN0940_00_2	1-Sep-17	4-Sep-18	ZAR200mn 6.79% Notes	ZAR	200,000,000.00
			ZAR TOTAL		**200,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2017

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0944_AUDM0009_00_1	5-Jul-17	5-Jul-17	AUD900mn 3.50% Notes		900,000,000.00
AUD	0944_AUDM0009_01_1	5-Jul-17	5-Jul-17	AUD300mn 3.50% Notes		300,000,000.00
AUD	0945_AUDM0010_00_1	5-Jul-17	5-Jul-17	AUD200mn Floating Rate Notes		200,000,000.00
				AUD - TOTAL	**0.00**	**1,400,000,000.00**
BRL						
BRL	1037_GMTN0778_00_2	24-Jul-17	24-Jul-17	BRL14.1mn 8.75% Notes payable in JPY		14,100,000.00
BRL	1002_GMTN0748_00_2	27-Jul-17	27-Jul-17	BRL173.4mn 8.15% Notes payable in USD		173,400,000.00
BRL	1040_GMTN0781_00_2	5-Sep-17	5-Sep-17	BRL17mn 8.80% Notes payable in JPY		17,000,000.00
BRL	0812_GMTN566_00_2	29-Sep-17	29-Sep-17	BRL124.5mn 0.50% Deep Discount Notes payable in JPY		124,500,000.00
BRL	1045_GMTN0786_00_2	29-Sep-17	29-Sep-17	BRL10.1mn 8.90% Notes payable in JPY		10,100,000.00
BRL	1113_GMTN0849_00_2	29-Mar-19	12-Jul-17	BRL428.3mn 8.65% Notes payable in JPY	20,000,000.00 [c]	
BRL	1113_GMTN0849_00_2	29-Mar-19	1-Aug-17	BRL428.3mn 8.65% Notes payable in JPY	34,730,000.00 [c]	
BRL	1097_GMTN0834_00_2	14-Dec-18	6-Sep-17	BRL387.3mn 10.50% Notes payable in JPY	37,450,000.00 [c]	
BRL	1104_GMTN0839_00_2	28-Jan-19	13-Sep-17	BRL369.5mn 10.58% Notes payable in JPY	55,420,000.00 [c]	
BRL	1144_GMTN0877_00_2	28-Aug-19	14-Sep-17	BRL437.3mn 7.85% Notes payable in JPY	73,000,000.00 [c]	
BRL	1144_GMTN0877_00_2	28-Aug-19	27-Sep-17	BRL437.3mn 7.85% Notes payable in JPY	32,150,000.00 [c]	
				BRL - TOTAL	**252,750,000.00**	**339,100,000.00**
MXN						
MXN	1005_GMTN0751_00_2	15-Aug-17	15-Aug-17	MXN399mn 3.41% Notes		399,000,000.00
				MXN - TOTAL	**0.00**	**399,000,000.00**
NOK						
NOK	0957_GMTN0705_00_1	29-Aug-17	29-Aug-17	NOK1bn 2.00% Notes		1,000,000,000.00
				NOK - TOTAL	**0.00**	**1,000,000,000.00**
NZD						
NZD	0949_NZDM0003_00_1	20-Jul-17	20-Jul-17	NZD250mn 3.25% Notes		250,000,000.00
NZD	0949_NZDM0003_01_1	20-Jul-17	20-Jul-17	NZD400mn 3.25% Notes		400,000,000.00
NZD	0949_NZDM0003_02_1	20-Jul-17	20-Jul-17	NZD350mn 3.25% Notes		350,000,000.00
				NZD - TOTAL	**0.00**	**1,000,000,000.00**
TRY						
TRY	0953_GMTN0701_00_2	22-Aug-17	22-Aug-17	TRY27.42mn 5.62% Notes		14,720,000.00 [a]
TRY	0961_GMTN0709_00_2	19-Sep-17	19-Sep-17	TRY28.61mn 5.52% Notes		18,110,000.00 [b]
TRY	0811_GMTN0565_00_2	29-Sep-17	29-Sep-17	TRY65mn 0.50% Deep Discount Notes		65,000,000.00
				TRY - TOTAL	**0.00**	**97,830,000.00**
USD						
USD	0810_GMTN0564_00_1	18-Aug-17	18-Aug-17	USD1bn 2.25% Notes		1,000,000,000.00
USD	1076_GMTN0813_00_1	28-Jul-17	28-Jul-17	USD2bn 0.75% Global Notes		2,000,000,000.00
USD	1076_GMTN0813_01_1	28-Jul-17	28-Jul-17	USD300mn 0.75% Global Notes		300,000,000.00
				USD - TOTAL	**0.00**	**3,300,000,000.00**
ZAR						
ZAR	1141_GMTN0874_00_2	17-Aug-17	17-Aug-17	ZAR200mn 8.135% Notes		200,000,000.00
				ZAR - TOTAL	**0.00**	**200,000,000.00**

[a] TRY12.7mn was bought back in 2013
[b] TRY10.5mn was bought back in 2013
[c] Partial buyback on indicated Redemption Date